                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                             Synergy Brands Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E303
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (941) 263-8860
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E303                       13D                 Page 2 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lloyd I. Miller, III                                          ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO**
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         754,730***
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          512,894***
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         754,730***
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    512,894***
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,624
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN-IA-OO**
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.

***SEE RESPONSE TO ITEM 5, HEREIN.

AMENDMENT NO. 3 TO THE ORIGINAL REPORT ON SCHEDULE 13D

       Item 1. Security and Issuer

       This constitutes Amendment No. 3 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

       Item 4. Purpose of the Transaction

       Miller considers his beneficial ownership reported herein of the 1,267,624 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. The purpose of this Amendment is to report that since the filing of Amendment No. 2 to the Statement on March 7, 2002 ("Amendment No. 2"), Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller. Pursuant to the Company's Annual Report on Form 10K for the fiscal year ended December 31, 2001, the number of issued and outstanding Shares on March 31, 2002 was 5,150,484 (including the 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to the warrants Miller beneficially owns, the "Warrants"). As a result of additional purchases of Shares since the filing of Amendment No. 2, Miller has acquired more than 1% of the outstanding Shares of the Company, and the percentage of Shares beneficially owned by Miller on April 1, 2002 was 24.6%.

       Item 5. Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 1,267,624 Shares (24.6% of the outstanding Shares, based on 5,150,484 Shares outstanding, including the Warrants). As of the date hereof, 303,886 of such beneficially owned Shares are owned of record by Trust A-4; 47,008 of such beneficially owned Shares are owned of record by Trust C; 300,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including 60,000 Warrants); 129,800 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 324,930 of such beneficially owned Shares are owned of record by Miller directly (including 20,000 Warrants); and 162,000 of such beneficially owned Shares are owned of record by Dail Miller (including 20,000 Warrants).

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4,Trust C and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller directly.

       (c) The table below details the purchases of Shares directly effected by Miller in the past 60 days.



                                                  TRUST A-4
----------------------------------------------------------------------------------------------------------
Date of Transaction                       Number of Shares Purchased                       Price Per Share
----------------------------------------------------------------------------------------------------------
  February 4, 2002                                  5,600                                       $1.25
----------------------------------------------------------------------------------------------------------
 February 27, 2002                                 10,000                                       $1.33
----------------------------------------------------------------------------------------------------------
    March 13, 2002                                  5,000                                       $1.14
----------------------------------------------------------------------------------------------------------
    March 26, 2002                                  35,738                                      $1.00
----------------------------------------------------------------------------------------------------------


                                             LLOYD I. MILLER, III
----------------------------------------------------------------------------------------------------------
Date of Transaction                       Number of Shares Purchased                       Price Per Share
----------------------------------------------------------------------------------------------------------
February 25, 2002                                  20,000                                      $1.25
----------------------------------------------------------------------------------------------------------
   March 26, 2002                                  36,000                                      $1.00
----------------------------------------------------------------------------------------------------------
   March 27, 2002                                  67,778                                      $1.00
----------------------------------------------------------------------------------------------------------
   March 28, 2002                                  15,000                                      $1.00
----------------------------------------------------------------------------------------------------------
    April 1, 2002                                   4,200                                      $1.00
----------------------------------------------------------------------------------------------------------



                                               MILFAM II, L.P.
----------------------------------------------------------------------------------------------------------
Date of Transaction                       Number of Shares Purchased                       Price Per Share
----------------------------------------------------------------------------------------------------------
  February 6, 2002                                  10,300                                      $1.25
----------------------------------------------------------------------------------------------------------
    March 14, 2002                                   1,900                                      $1.14632
----------------------------------------------------------------------------------------------------------
    March 27, 2002                                  44,500                                      $1.00
----------------------------------------------------------------------------------------------------------


                                                    DAIL MILLER
----------------------------------------------------------------------------------------------------------
 Date of Transaction                       Number of Shares Purchased                         Price Per Share
----------------------------------------------------------------------------------------------------------
   March 27, 2002                                    60,000                                        $1.00
----------------------------------------------------------------------------------------------------------

       (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, such securities.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 5, 2002

                                                   /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                       Lloyd I. Miller, III